FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on May 28, 2008 that reports results for the quarter ended March 31, 2008

EXHIBIT 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2008

Maroussi, Athens, Greece – May 28, 2008 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period ended March 31, 2008.

First Quarter 2008 Highlights:

•

Net income of $15.2 million or $0.50 basic and diluted earnings per share calculated on 30,321,553 basic weighted average number of shares outstanding and 30,379,994 diluted weighted average number of shares outstanding on total net revenues of $32.8 million. Ignoring the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the quarter ended March 31, 2008 would have been $0.43 per share basic and diluted.

•

Adjusted EBITDA was $20.9 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income and cash flows provided by operating activities.

•

An average of 15 vessels were operated during the first quarter 2008 earning an average time charter equivalent rate of $25,723 per day.

•

A quarterly dividend of $0.31 per share was declared for the first quarter 2008 payable on June 18, 2008 to shareholders of record as of June 6, 2008

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased with the performance of our company in the first quarter of 2008. During the first quarter of 2008, we consolidated our growth to-date and prepared for our next expansion phase as evidenced by the acquisition of our 16th vessel, a 2001-built container ship, in May 2008. Our results in the first quarter allowed us to continue growing our dividend, a 29.2% increase over our dividend during the same quarter of 2007. We continue to have a strong balance sheet and substantial purchasing power. We will continue executing our strategy to grow our fleet by focusing on vessels in the drybulk and containership market with age and size which we believe maximize our risk-adjusted shareholder returns, a strategy that we believe will enable us to continue providing consistent and significant dividends and overall returns to our shareholders.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2008 reflect significantly higher revenues compared to the same period in 2007 due to the higher number of vessels in our fleet and the higher average time charter equivalent rate our vessels have achieved.  Specifically during the first quarter of 2008, our fleet averaged 15 vessels vs. 9.01 in the same period of 2007 and earned on average $25,723 per vessel per day compared to $18,333 per vessel per day during the same period of last year.

As of today, 92% of our ship capacity days in 2008 have been fixed under time charter contracts or protected from market fluctuations. We believe that our contract coverage gives us a solid revenue base for 2008 and beyond, more predictable cash flows and sufficient downside protection, while still allowing us to participate in the potential upside of the spot market.”

First quarter 2008 Results:

For the first quarter of 2008, the Company reported total net revenues of $32.8 million and net income of $15.2 million representing a 142.3% and 60.1% increase, respectively, over total net revenues of $13.5 million and net income of $9.5 million during the first quarter of 2007. First quarter 2007 results included a capital gain of $3.4 million from the sale of a vessel; excluding the capital gain, net income for the first quarter of 2007 was $6.1 million, and the growth of net income in the first quarter of 2008 over the same period in 2007 was 150.2%.

On average, 15 vessels were operated during the first quarter 2008 earning an average time charter equivalent rate of $25,723 per day compared to 9.01 vessels in the same period 2007 earning on average $18,333 per day.

Adjusted EBITDA for the first quarter of 2008 was $20.9 million, a 54.0% increase over $13.6 million during the first quarter of 2007. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic and diluted earnings per share for the first quarter of 2008 were $0.50, calculated on 30,321,553 basic weighted average number of shares outstanding and 30,379,994 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.37 for the first quarter of 2007, calculated on 16,453,483 basic and diluted weighted average number of shares outstanding, excluding capital gains contributions of $0.21 per share from the sale of a vessel in the first quarter of 2007. The Company has recently declared a quarterly dividend of $0.31 per share, which represents its eleventh consecutive quarterly dividend and a 29.2% increase over last year’s first quarter dividend.

Ignoring the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the quarter ended March 31, 2008 would have been $0.43 per share basic and diluted, and, for the quarter ended March 31, 2007 would have been $0.41 per share basic and diluted excluding contributions of capital gains. Usually, security analysts do not include amortization of the fair value of period charter contracts in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	Spot/Partly fixed
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-09	$52,000
IOANNA P.	Panamax	64,873		1984	TC ‘til Aug-08	$35,500
NIKOLAOS P.	Handysize	34,750		1984	TC ‘til Sep-08	$36,000
GREGOS	Handysize	38,691		1984	Spot	$36,750
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 yearly options ’til Aug-14)	$16,800 ‘til Aug 11 $18,735 ‘til Aug 12 $19,240 ‘til Aug 13 $19,750 ‘til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Feb-09	$15,250
OEL INTEGRITY (ex-JONATHAN P)	Handy size	33,667	1,932	1990	TC ‘til May-09	$16,500
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC ‘til Sep/Nov 09	$18,500
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Nov-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-09	$12,800 ‘til Apr-08 $13,175 ‘til Apr-09
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Feb-09	$15,800
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	16	573,571	18,827

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in “short” funds (contracts to carry cargo at agreed rates), reducing its exposure to the spot market.

Summary Fleet Data:

	3 months, ended March 31, 2007	3 months, ended March 31, 2008
FLEET DATA
Average number of vessels (1)	9.01	15.00
Calendar days for fleet (2)	811.0	1365.0
Available days for fleet (3)	767.0	1302.0
Voyage days for fleet (4)	765.7	1292.8
Fleet utilization (5)	99.8%	99.3%

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	18,333	25,723
Vessel operating expenses (7)	4,433	5,584
General and administrative expenses (8)	308	763
Total vessel operating expenses (9)	4,741	6,347

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tomorrow, Thursday, May 29, 2008 at 10:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until June 5th, 2008 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slide presentation on the First Quarter 2008 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended March 31,	Three Months Ended March 31,
	2007	2008
	(unaudited)	(unaudited)
Revenues
Voyage revenue	14,183,320	34,470,703
Commissions	(636,671)	(1,648,768)
Net revenues	13,546,649	32,821,935

Operating expenses
Voyage expenses	146,615	1,215,291
Vessel operating expenses	2,927,011	6,310,840
Amortization and depreciation	2,691,026	7,969,697
Management fees	668,207	1,311,180
Other general and administrative expenses	249,636	1,041,249
Net gain from sale of vessels	(3,411,397)	-
Total operating expenses	3,271,098	17,848,257

Operating income	10,275,551	14,973,678
Other income/(expenses)
Interest and finance cost	(1,193,097)	(1,022,994)
Interest income	392,256	1,136,797
Dividend income	-	90,151
Unrealized gain on trading securities	-	17,042
Foreign exchange loss	598	(21,826)
Other expenses, net	(800,243)	199,170

Net income	9,475,308	15,172,848
Earnings, per share, basic	0.58	0.50
Weighted average number of shares, basic	16,453,483	30,321,553
Earnings, per share, diluted	0.58	0.50
Weighted average number of shares, diluted	16,453,483	30,379,994

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2007	March 31, 2008
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	104,135,320	112,727,174
Trade accounts receivable	1,174,045	838,953
Other receivables	741,081	700,958
Due from related company	5,291,197	2,388,045
Inventories	1,903,678	1,814,231
Restricted cash	1,739,879	2,593,908
Trading securities	2,891,658	3,173,882
Prepaid expenses	430,605	548,637
Total current assets	118,307,463	124,785,788

Fixed assets:
Vessels, net	238,248,984	230,973,620
Long-term assets:
Restricted cash	4,500,000	4,500,000
Deferred charges, net	5,529,870	7,030,810
Fair value of above market time charter acquired	4,604,514	3,866,741
Total long-term assets	252,883,368	246,371,171
Total assets	371,190,831	371,156,959

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	25,575,000	22,905,000
Trade accounts payable	3,789,764	3,337,271
Accrued expenses	2,043,585	1,289,544
Accrued dividends	-	65,250
Deferred revenue	3,774,162	5,453,986
Total current liabilities	35,182,511	33,051,051

Long-term liabilities:
Long term debt, net of current portion	56,015,000	52,815,000
Fair value of below market time charter acquired	8,202,972	5,353,553
Total long-term liabilities	64,217,972	58,168,553
Total liabilities	99,400,483	91,219,604

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 30,261,113 and 30,427,780 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	907,834	912,834
Additional paid-in capital	231,147,700	233,310,443
Retained earnings	39,734,814	45,714,078
Total shareholders' equity	271,790,348	279,937,355
Total liabilities and shareholders' equity	371,190,831	371,156,959

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2007	2008
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	9,475,308	15,172,848
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	2,465,887	7,275,364
Amortization of deferred charges	247,259	716,869
Amortization of fair value of time charters	612,411	(2,111,646)
Gain on sale of vessels	(3,411,397)	-
Share-based compensation	-	367,740
Purchase of trading securities	-	(265,182)
Unrealized gain on trading securities	-	(17,042)
Changes in operating assets and liabilities	(544,610)	1,615,602
Net cash provided by operating activities	8,844,858	22,754,553

Cash flows from investing activities:
Purchase of vessels including improvements	(13,165,027)	-
Cash paid for above-market charter acquired	(1,953,426)	-
Change in restricted cash	(399,620)	(854,029)
Proceeds from sale of vessels	5,223,521	-
Net cash (used in) investing activities	(10,294,552)	(854,029)

Cash flows from financing activities:
Issuance of share capital	172,500	5,000
Net proceeds from shares issued	44,181,563	1,795,004
Dividends paid	(2,776,433)	(9,128,334)
Offering expenses paid	(650,521)	(110,340)
Repayment of long-term debts	(4,410,000)	(5,870,000)
Net cash provided by financing activities	36,517,109	(13,308,670)

Net (decrease) increase in cash and cash equivalents	35,067,415	8,591,854
Cash and cash equivalents at beginning of period	2,791,107	104,135,320
Cash and cash equivalents at end of period	37,858,522	112,727,174

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
Net income	9,475,308	15,172,848
Interest and finance costs, net (incl. interest income)	800,841	(113,803)
Depreciation and amortization	2,691,026	7,969,697
Amortization of deferred revenue of below market time charter acquired	(115,255)	(2,849,419)
Amortization of deferred revenue of above market time charter acquired	727,666	737,773
Adjusted EBITDA	13,579,586	20,917,096

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
Net cash flow provided by operating activities	8,844,858	22,754,553
Changes in operating assets / liabilities	544,610	(1,615,603)
Gain from sale of vessels	3,411,397	-
Purchase of trading securities	-	265,182
Unrealized gain on trading securities	-	17,042
Share-based compensation	-	(367,740)
Interest, net	778,721	(136,338)
Adjusted EBITDA	13,579,586	20,917,096

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income Excluding the Effect from the Amortization of the

Fair Value of Charters Acquired and Gains from Vessel Sales to Net Income

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
Net income	9,475,308	15,172,848
Amortization of deferred revenue of below market time charter acquired	(115,255)	(2,849,419)
Amortization of deferred revenue of above market time charter acquired	727,666	737,773
Gain on vessel sale	(3,411,397)	-
Net Income excluding amortization of the fair value of charters acquired and gains on vessel sales	6,676,322	13,061,202
Net Income per share excluding amortization of the fair value of charters acquired, basic	0.41	0.43
Weighted average number of shares, basic	16,453,483	30,321,553
Net Income per share excluding amortization of the fair value of charters acquired, diluted	0.41	0.43
Weighted average number of shares, diluted	16,453,483	30,379,994

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 10 container ships have a cargo capacity of 17,877 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  May 28, 2008

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President